EXHIBIT 99.1

Plenary Health achieves financial close on New Footscray Hospital project; Stantec will provide comprehensive engineering services

EDMONTON, Alberta and NEW YORK and MELBOURNE, Australia , April 01, 2021 (GLOBE NEWSWIRE) -- Leading global design firm Stantec is the building services engineer for the Plenary Health consortium, which recently achieved financial close on the largest single health infrastructure investment in the State of Victoria—the AUD$1.5 billion Footscray Hospital.

The hospital is being delivered as a public-private partnership, with Western Health as the public operator of all clinical services and Plenary Health contracted by the Victorian Government to finance, design, construct, and maintain the hospital for 25 years following construction completion.

The Plenary Health consortium comprises:

  Plenary Group as sponsor, investor, and asset manager
  Multiplex as builder
  Honeywell and Compass Group as facility services providers
  Sojitz Corporation as investor

The integrated design team will be led by Cox Architecture and Billard Leece Partnership for architecture and interiors, and Stantec will provide mechanical, electrical, communications, hydraulics, fire protection, fire engineering, acoustics, specialty lighting, and vertical transportation services to the consortium.

“The Footscray Hospital will bring together efficiency, sustainability, and technology in one iconic space,” said Anthony Squire, project director for Stantec. “Our team of engineers is honored to be part of a project that will elevate the patient experience and care for the local community.”

“It is a rare privilege to deliver such a significant project, one that will ultimately transform access to health services in Melbourne’s west,” said Paul Crowe, chief investment officer for Plenary. “In bringing this project to life, the community has always been our focus. “We look forward to delivering a true community hospital for patients and families, for staff and the people of the western suburbs.”

Construction is set to commence shortly, and the new hospital is set to be completed in 2025.

About Stantec
Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

For more information about Stantec’s response to COVID-19, visit Responding to COVID-19.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the project described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the project described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the project referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact	Investor Relations Contact
Danny Craig	Tom McMillan
Stantec Media Relations	Stantec Investor Relations
Ph (949) 632-6319	Ph (780) 917-8159
danny.craig@stantec.com	tom.mcmillan@stantec.com

Design with community in mind